Mail Stop 6010

June 1, 2007

Mr. David Bailey
Chief Executive Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

> **Re: Staar Surgical Company**
> **Form 10-K for the Fiscal Year Ended December 29, 2006**
> **Filed March 29, 2007**
> **Form 8-K Dated May 1, 2007**
> **File No. 000-11634**

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

-Results of Operations, page 32

1.   We note that you discuss gross profit excluding the write-off of inventory, general and
        marketing expenses excluding the impact of SFAS 123 (R), and research and
        development expenses excluding the impact of SFAS 123 (R). While your disclosure
        should describe the changes in your operating results from period to period, the current
        presentation removes focus from the excluded items and may be misleading to investors
        since it does not included a discussion of the underlying reasons for the changes related
        to the excluded amounts. Please revise your filing to discuss all significant changes in
        your GAAP-based results, identifying those unique or material transactions or events that
        contributed to the changes.

Non-GAAP Measures, page 39

2.   Please tell us and revise your disclosure contained in this filing, consistent with Item
        10(e)(1)(i)(C), to discuss the reasons why you believe that the presentation of each of the
        non-GAAP financial measures provides useful information to investors regarding your
        financial condition and results of operations. The disclosure should be specific to each
        measure and not overly general. In addition, to the extent material, you should include a
        statement disclosing the additional purposes, if any, for which you use the non-GAAP
        financial measures consistent with Item 10(e)(1)(i)(D) of Regulation S-K.

3.   It appears that you are presenting standard margin as a performance measure. Please
        refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures (available on our website at
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following for
        this measure:

        ·   It appears that the measure excludes recurring items. Please tell us how you
                considered Item 10(e)(1)(ii)(B). Please also tell us the usefulness of the measure
                and discuss the facts and circumstances that would support presentation of the
                non-GAAP measure.
        ·   Tell us and disclose the manner in which management uses the non-GAAP
                measure to conduct or evaluate its business.
        ·   Tell us and disclose the economic substance behind management's decision to use
                the measure.
        ·   Tell us and disclose the material limitations associated with the use of the non-
                GAAP measure as compared to the use of the most directly comparable GAAP

> measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
>
> · Tell us and disclose the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

4. Further, from your disclosures on page 33 it appears that you also present non-GAAP measures of standard margin by product type (e.g., IOL, ICL, ICL/TICL and other). Please provide all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.

5. Also, we note that you present non-GAAP disclosures related to cash usage. It appears that you are presenting this as a liquidity measure. Please note that non-GAAP liquidity measures should not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. Please revise your filing to remove this non-GAAP measure, or tell us why you believe you are in compliance with Item 10(e)(ii)(A) of Regulation S-K.

Item 9. Evaluation of Disclosure Controls and Procedures, page 44

6. We note your disclosure that your CEO and CFO "concluded that, as of the end of the period covered by [your] Form 10-K, the Company's disclosure controls and procedures were not effective in accumulating and communicating to them in a timely manner material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic reports filed with the Securities Exchange Commission." The language that is currently included after the words "not effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language or revise the disclosure so that the language that appears after the words "not effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

7. Please disclose the magnitude of the unauthorized borrowing and the periods impacted.

8. We note your disclosure that "[t]here was no change during the fiscal quarter ended December 29, 2006, known to the Chief Executive Officer or the Chief Financial Officer, that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to those changes known to your CEO and CFO. Please correct the disclosure in future filings to address all changes or advise us.

Consolidated Financial Statements, page F-1

-Consolidated Statement of Cash Flows, page F-8

9.   Please revise your future filings to present your borrowings (payments) under notes
        payable and long-term debt on a gross basis rather than on a net basis or alternatively
        explain to us why your presentation is appropriate under paragraph 18-19 of SFAS 95.

10.   Further to the above, we note that you classified the cash flows from your notes
        receivable from directors as an investing activity on your statement of consolidated
        statement of cash flows. Please explain to us why you believe that this classification is
        appropriate. Refer to the guidance in SFAS 95.

11.   Please revise your future filings so that the statement of cash flows reports the reporting
        currency equivalent of foreign currency cash flows using the exchange rates in effect at
        the time of the cash flows consistent with paragraph 25 of SFAS 95.

Note 1. Significant Accounting Policies, page F-9

12.   Please tell us and revise your future filings to disclose why STAAR Surgical AG controls
        100% of Domilens GmbH and the actual ownership percentage.

13.   We note your disclosures on page 15 related to recalls by you and your subsidiaries.
        Please tell us and revise your future filings to explain how you accounted for these recalls
        and to provide the amount recorded within the financial statements for each reporting
        period related to these recalls, to the extent material.

14.   We note on pages 14-15 that you have independent manufacturer representatives
        providing training to customers on the proper use of your products. Please tell us and
        revise your future filings to explain what customer acceptance provisions you have with
        regards to distributors selling your products and when you recognize revenue from these
        transactions.

15.   Please tell us and revise future filings to disclose how you test goodwill for impairment
        consistent with the two-step method in paragraphs 19 – 22 of SFAS 142. Please also tell
        us and disclose in future filings when you perform you annual test of impairment for
        goodwill.

Note 10. Stockholders' Equity, page F-21

16.   Please revise your future filings to remove the 2006 fiscal reporting period pro forma net
        income and related per share disclosures and to only include pro forma disclosures
        required under paragraph 45 of SFAS 123 for those prior periods during which awards

were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraph 84 of SFAS 123(R).

Form 8-K dated May 1, 2007

17.   We note that you discuss sales excluding the impact of changes in foreign currency. In future filings please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As appropriate, please amend your December 29, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Kate Tillan
Assistant Chief Accountant